Filed by Electronic Data Filing Inc. (604) 879-9956 - Baja Mining Corp. - Consolidated Interim Financial Statements

Baja Mining Corp.

Interim Consolidated Financial Statements
September 30, 2007
(expressed in Canadian dollars)

Baja Mining Corp.
Interim Consolidated Balance Sheet - Unaudited
As at September 30, 2007 and December 31, 2006

(expressed in Canadian dollars)

	Sept. 30,	Dec. 31,
	2007	2006
	$	$
Assets
Current assets
Cash and cash equivalents	6,435,585	1,475,375
Short term deposits	22,619,856	8,874,554
Other current assets	549,476	850,056

	29,604,917	11,199,985

Mineral properties, mining concessions and related deferred costs (note 3 )	7,257,101	757,793

Property, plant and equipment (note 4)	1,595,213	464,034

	38,457,231	12,421,812

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,946,634	1,139,707

Special warrant liability (note 5)	726,712	-

	2,673,346	1,139,707

Shareholders’ Equity

Share capital (note 6(b))	94,182,548	65,258,086

Share purchase warrants (note 6(d))	13,195,668	6,496,517

Contributed surplus (note 6(g))	6,622,402	6,972,565

Deficit	(78,216,733)	(67,445,063)

	35,783,885	11,282,105

	38,457,231	12,421,812

Commitments (note 10)
Significant event (note 12)
Subsequent event (note 13)

On behalf of the Board

/s/ John Greenslade Director	/s/ Robert Mouat Director

See accompanying notes to the consolidated financial statements.

Baja Mining Corp. Interim Consolidated Statement of Operations, Comprehensive Income and Deficit - Unaudited For the three and nine month periods ended September 30, 2007 and 2006

(expressed in Canadian dollars)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2007	2006	2007	2006
	$	$	$	$

Exploration expenses	264,849	6,528,300	7,506,581	14,458,825

General and administrative expenses
Amortization	24,979	11,321	68,246	47,103
Audit and legal fees	101,415	110,616	251,299	216,915
Directors fees	18,000	12,750	46,250	29,750
Stock exchange and transfer
agent fees	24,880	20,122	260,100	66,419
Interest and bank charges	3,468	1,301	9,649	4,834
Management and consulting fees
Related party	36,000	36,000	108,000	93,000
Other	89,488	57,271	174,679	166,405
Office and general	94,416	63,248	264,143	133,898
Promotion, trade show and
marketing	86,532	10,451	401,227	110,477
Rent	35,724	32,034	125,007	85,259
Stock-based compensation
(note 6(f))	-	839,461	481,853	1,212,802
Telephone	18,619	25,812	58,391	49,516
Travel	72,887	28,874	207,889	127,801
Wages and subcontract	315,906	127,790	712,715	257,971
	922,313	1,377,051	3,169,448	2,602,150
Loss before other items	(1,187,162)	(7,905,351)	(10,676,029)	(17,060,975)
Foreign exchange gain (loss)	(253,404)	362,507	(253,868)	230,664
Interest income and other	44,513	217,280	158,227	346,618
Loss and comprehensive loss for
the period	(1,396,053)	(7,325,564)	(10,771,670)	(16,483,693)
Deficit – Beginning of period	(76,820,680)	(53,380,403)	(67,445,063)	(44,222,274)
Deficit – End of period	(78,216,733)	(60,705,967)	(78,216,733)	(60,705,967)
Basic and diluted loss per
share	(0.01)	(0.07)	(0.10)	(0.17)

Weighted average number of
shares	114,410,570	106,632,536	111,278,046	94,882,683

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Interim Consolidated Statement of Changes in Shareholders’ Equity - Unaudited
For the nine month period ended September 30, 2007 and year ended December 31, 2006

(expressed in Canadian dollars)

	2007	2006
	$	$

Share capital
Balance – beginning of period	65,258,086	44,284,417
Non-brokered private placement	21,776,590	-
Brokered private placement	-	17,634,879
Share issuance costs	(224,732)	(2,076,487)
Shares issued on exercise of warrants	3,512,873	3,023,163
Fair value of warrants exercised	1,525,573	699,882
Shares issued on exercise of stock options	788,250	684,250
Fair value of stock options exercised	1,545,908	1,007,982
Balance – end of period	94,182,548	65,258,086

Share purchase warrants
Balance – beginning of period	6,496,517	1,121,953
Non-brokered private placement share
purchase warrants	8,262,410	-
Brokered private placement share purchase
warrants	-	5,365,121
Share purchase warrants issue costs	(85,268)	(631,736)
Fair value of agent warrants	-	1,308,952
Fair value of additional agent warrants	-	32,109
Fair value of shares issued on exercise of
warrants	(1,525,573)	(699,882)
Fair value of special warrants	47,582	-
Balance – end of period	13,195,668	6,496,517

Contributed Surplus
Balance – beginning of period	6,972,565	2,739,721
Fair value of stock options re-priced	-	1,100,000
Fair value of stock options granted	1,195,745	4,140,826
Fair value of stock options exercised	(1,545,908)	(1,007,982)
Balance – end of period	6,622,402	6,972,565

Deficit
Balance – beginning of period	(67,445,063)	(44,222,274)
Loss for the period	(10,771,670)	(23,222,789)
Balance – end of period	(78,216,733)	(67,445,063)

Total Shareholders’ Equity	35,783,885	11,282,105

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Interim Consolidated Statement of Cash Flows - Unaudited
For the three and nine month periods ended September 30, 2007 and 2006

(expressed in Canadian dollars)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2007	2006	2007	2006
	$	$	$	$

Cash flows - Operations
Loss for the period	(1,396,053)	(7,325,564)	(10,771,670)	(16,483,693)
Items not affecting cash
Amortization	24,979	43,810	134,767	133,980
Fair value of special warrants	-	-	805,161	-
Accretion of special warrants
liability	-	-	62,965	-
Stock-based compensation
expense	-	2,515,358	1,165,909	3,547,084
Unrealized foreign exchange	(48,421)	-	(124,927)	-
	(1,419,945)	(4,766,396)	(8,727,795)	(12,802,629)

Net changes in working capital
balances
Other current assets	218,203	(366,724)	300,580	(522,571)
Accounts payable and accrued
liabilities	16,720	(1,233,112)	(166,145)	985,602
	(1,184,572)	(6,366,232)	(8,593,360)	(12,339,598)

Cash flows - Investing
Redemption of (investment in) short
term deposits	(18,067,370)	2,779,504	(13,745,302)	(13,282,160)
Mineral properties and related
deferred costs, net	(5,243,167)	-	(5,429,204)	-
Acquisition of property, plant and
equipment	(373,540)	(53,807)	(1,302,047)	(255,322)
	(23,684,077)	2,725,697	(20,476,553)	(13,537,482)

Cash flows - Financing
Net proceeds from issuance of
common shares	30,563,148	335,907	34,030,123	24,911,783
Related party	-	20,732	-	(6,050)
	30,563,148	356,639	34,030,123	24,905,733

Increase (decrease) in cash and
cash equivalents	5,694,499	(3,283,896)	4,960,210	(971,347)

Cash and cash equivalents -
Beginning of period	741,086	5,072,633	1,475,375	2,760,084

Cash and cash equivalents - End of
period	6,435,585	1,788,737	6,435,585	1,788,737

Supplemental cash flow information (note 11)

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
September 30, 2007

(expressed in Canadian dollars)

1	Nature and continuance of operations

Baja Mining Corp. (“the Company”), formerly First Goldwater Resources Inc., was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company is a reporting issuer in British Columbia and trades on the Toronto Stock Exchange as of February 7, 2007 (previously listed on the TSX Venture Exchange) and the Frankfurt Stock Exchange as of March 3, 2006. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation (now known as Mintec Processing Ltd. or “Mintec”) through a reverse takeover.

The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the United States Securities and Exchange Commission (“SEC”). The Form 20-F was filed with the SEC on December 8, 2006 and finalized as of January 15, 2007.

On May 29, 2007, the Company received the results of the Definitive Feasibility Study (“DFS”), prepared by Bateman Engineering Inc. (“Bateman”) that confirms the economic and technical viability of the Boleo project and, as such, the project has moved from the exploration stage to the development stage.

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

2	Summary of significant accounting policies

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company’s most significant subsidiary is Mintec and its wholly owned subsidiary, Minera y Metalurgica del Boleo, S.A de C.V., which holds the mineral property rights. All significant inter-company transactions and balances have been eliminated. The consolidated accounts have been prepared using accounting principles generally accepted in Canada for interim reporting, and do not include all the disclosures included in the Company’s annual consolidated financial statements.

Accordingly, the accounting policies followed by the Company are set out in Note 4 of the audited consolidated financial statements for the year ended December 31, 2006, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective January 1, 2007:

(1)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
September 30, 2007

(expressed in Canadian dollars)

2	Summary of significant accounting policies (continued)

Basis of presentation (continued)

a)

Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as available for sale are reported at market value (or mark to market) based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

b)

Section 1530 - Comprehensive Income. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders, and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.

c)	The adoption of Sections 1530 and 3855 had no impact on the opening equity or balance sheet of the Company.

Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation of the current period.

3	Mineral properties, mining concessions and related deferred costs

Boleo Project details and acquisition and deferred costs are as follows:

	Sept 30,	Dec. 31,
	2007	2006
	$	$

Property rights (note 3(a))	691,166	651,443
Mining concessions (note 3(b))	106,350	106,350
Deferred development costs	6,459,585	-

	7,257,101	757,793

(2)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
September 30, 2007

(expressed in Canadian dollars)

3	Mineral properties, mining concessions and related deferred costs (continued)

a)	Property rights

The Company owns approximately 7,300 hectares (comprised of three properties with clear title and one 30-year lease) located near Santa Rosalia, Baja California Sur, Mexico. The annual property tax on these properties is approximately $5,400.

b)	Mining concessions

The Company has acquired certain concessions comprised of 18 separate titles and covering approximately 19,500 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual fees related to these concessions are approximately $48,000.

c)	Effective June 1, 2007 the project advanced to the development stage. Details of cumulative exploration expenditures on the Boleo Project are as follows:

	Exploration	Exploration
	Sept. 30,	Dec. 31,
	2007	2006
	$	$

Amortization	257,171	190,650
Camp, general and travel	2,374,964	2,088,798
Concession fees and other	1,881,164	1,851,296
Drilling	14,095,800	12,690,696
Feasibility studies	9,154,385	7,292,178
Geological and environmental	10,027,302	8,523,038
Infrastructure	687,494	687,494
Management fees	3,636,203	3,438,073
Metallurgical and contract services	6,085,912	5,949,272
Pilot plant costs	5,327,406	5,327,406
Professional fees	5,146,975	4,523,116
Project finance costs	62,965	-
Stock-based compensation expenses	5,002,440	4,318,384
Wages and subcontracts	2,433,976	1,787,175

	66,174,157	58,667,576

(3)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
September 30, 2007

(expressed in Canadian dollars)

4	Property, plant and equipment

			Sept. 30, 2007

		Accumulated
	Cost	amortization	Net
	$	$	$

Computer equipment and software	401,307	174,789	226,518
Leasehold improvements	140,696	48,081	92,615
Machinery and equipment	1,057,501	174,460	883,041
Mining equipment	86,262	86,262	-
Office equipment and furniture	183,770	68,161	115,609
Transportation equipment	67,590	47,557	20,033
Buildings	287,229	29,832	257,397

	2,224,355	629,142	1,595,213

			Dec. 31, 2006

		Accumulated
	Cost	amortization	Net
	$	$	$

Computer equipment and software	178,313	119,188	59,125
Leasehold improvements	101,559	28,428	73,131
Machinery and equipment	357,636	121,094	236,542
Mining equipment	86,262	75,189	11,073
Office equipment and furniture	89,054	44,825	44,229
Transportation equipment	67,590	41,173	26,417
Buildings	38,784	25,267	13,517

	919,198	455,164	464,034

(4)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
September 30, 2007

(expressed in Canadian dollars)

5	Special warrants liability

On January 9, 2007, the Company reached agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s El Boleo property is located within the “Buffer Zone” of this Biosphere. The Company paid US$100,000 on January 31, 2007, and issued three Special Warrants on January 9, 2007, for an aggregate of 180,000 common shares of the Company. The Special Warrants will mature in each of February 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 common shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying common share at any time within 30 days of the Maturity Date of each such Special Warrant. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the El Boleo project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

The total repurchase liability of US$999,900 has been recorded, as the project is expected to proceed. The liability has been discounted using an interest rate of 15%.

The fair value of the special warrants granted on January 9, 2007 was, using the Black-Scholes pricing model, estimated to be $47,582. The weighted average assumptions utilized included a risk free interest rate of 4.19%, a dividend yield of nil%, an expected volatility of 91% and an expected life of the warrants of three years.

	Amount	Discounted	Discounted
	US$	US$	CDN$

Balance - December 31, 2006	-	-	-

Fair value of obligations, January 9, 2007	1,140,354	784,544	922,161
Fair value of special warrants, equity–(note 6 (d))	(40,454)	(40,454)	(47,582)
Payment on January 31, 2007 – (US$100,000)	(100,000)	(100,000)	(117,000)
Accretion of discounted liability	-	85,322	94,060
Unrealized foreign exchange			(124,927)

Balance – Sept. 30, 2007	999,900	729,412	726,712

(5)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
September 30, 2007

(expressed in Canadian dollars)

6	Share capital

a)	Authorized
Unlimited common shares without par value

b)	Details of transactions are as follows:

	Shares	Amount
		$

Balance - December 31, 2005	76,280,820	44,284,417
Brokered private placement	25,555,556	17,634,879
Share issue costs	-	(2,076,487)
Shares issued on exercise of warrants	4,092,641	3,023,163
Fair value of warrants exercised (note 6(d))	-	699,882
Shares issued on exercise of stock options	1,955,000	684,250
Fair value of options exercised (note 6(g))	-	1,007,982

Balance - December 31, 2006	107,884,017	65,258,086

Non-brokered private placement	16,150,000	21,776,590
Share issue costs	-	(224,732)
Shares issued on exercise of warrants	3,562,492	3,512,873
Fair value of warrants exercised (note 6(d))	-	1,525,573
Shares issued on exercise of stock options	2,155,000	788,250
Fair value of options exercised (note 6(g))	-	1,545,908

Balance – Sept. 30, 2007	129,751,509	94,182,548

c)	Private placements

i)

September 2007 – the Company completed a non-brokered private placement of 16,150,000 units at $1.86 per unit, realizing gross proceeds of $30,039,000. Each unit consists of one common share and 0.65 share purchase warrants. One share purchase warrant entitles the holder to acquire one common share at $2.50 within five years of issue. The warrants are also subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $5.00 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. The fair value of the warrants was determined using the Black-Scholes pricing model. The weighted average assumptions utilized included a risk free interest rate of 4.40%, a dividend yield of nil%, an expected volatility of 86% and an expected life of the warrants of three and one half years. The fair value of the 16,150,000 common shares was estimated to be $21,776,590 and the fair value of the 10,497,500 warrants was estimated to be $8,262,410. Finders and other fees and costs relating to this issue amounting to $310,000 were paid in cash.

(6)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
September 30, 2007

(expressed in Canadian dollars)

6	Share capital (continued)

c)	Private placements (continued)

ii)

September 2007 – the Company announced a brokered private placement of 8,065,000 units at $1.86 per unit, subject to shareholder approval. Each unit will consists of one common share and 0.65 share purchase warrants. One share purchase warrant will entitle the holder to acquire one common share at $2.50 within five years of issue. The warrants will also be subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $5.00 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. Additionally, the agents will be granted 428,250 warrants, representing 5.3%, of units placed by them, entitling the holder to acquire one share at $1.99 within five years of issue. The Company is seeking consent in writing from the holders of over 50% of its outstanding common

d)	Share purchase warrants

	Share
	purchase
	warrants	Amount
		$

Balance - December 31, 2005	6,406,052	1,121,953

Brokered private placement share purchase warrants	12,777,774	5,365,121
Share purchase warrants issue costs	-	(631,736)
Fair value of agent warrants	983,993	1,308,952
Fair value of additional agent warrants	173,017	32,109
Shares issued on exercise of additional agent warrants	(3,340,306)	(699,882)

Balance – December 31, 2006	17,000,530	6,496,517

Non-brokered private placement share purchase warrants
(note 6 (c)(i))	10,497,500	8,262,410
Share purchase warrants issue costs	-	(85,268)
Fair value of special warrants (note 5)	180,000	47,582
Fair value of warrants exercised (note 6(b))	(3,562,492)	(1,525,573)

Balance – Sept. 30, 2007	24,115,538	13,195,668

(7)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
September 30, 2007

(expressed in Canadian dollars)

6	Share capital (continued)

e)	Warrants

A summary of the Company’s share purchase warrants at Sept. 30, 2007, and the changes during the period are as follows:

		2007

		Weighted
		average
	Number of	exercise
	warrants	price
		$

Balance – December 31, 2006	22,920,546	1.10

Granted	10,681,937	2.55
Exercised	(3,562,492)	0.99
Expired	-

Balance – End of period	30,039,991	1.63

The following table summarizes information about share purchase warrants outstanding at Sept. 30, 2007:

	Number of
	warrants	Weighted
	outstanding	average	Weighted
Range of	and	contractual	average
prices	exercisable	life	exercise price
$		(years)	$

0.35 to 0.49	2,320,259	0.20	0.44
0.50 to 0.99	358,916	3.54	0.90
1.00 to 1.49	16,683,316	2.83	1.21
1.50 to 2.50	10,497,500	4.90	2.50
US 5.555	180,000	2.54	US 5.555

	30,039,991	4.43	1.63

(8)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
September 30, 2007

(expressed in Canadian dollars)

6	Share capital (continued)

f)	Stock options

A summary of the Company’s stock options at Sept. 30, 2007 and the changes during the period are as follows:

		2007

		Weighted
		average
	Number of	exercise
	options	price
		$

Balance –
December 31,
2006	9,940,000	0.83

Granted	1,550,000	1.56
Exercised	(2,155,000)	0.37
Expired/cancelled	(50,000)	1.33

Balance - End
of period	9,285,000	1.05

The following table summarizes information about stock options outstanding and exercisable at Sept. 30, 2007:

		Weighted	Weighted		Weighted
	Number of	average	average	Number of	average
Range of	outstanding	years to	exercise	exercisable	exercise
prices	options	expiry	price	options	price
$			$	$	$

0.22 to 0.49	2,465,000	2.47	0.35	2,465,000	0.35
0.50 to 0.99	700,000	3.38	0.78	700,000	0.78
1.00 to 1.49	5,470,000	3.98	1.32	5,170,000	1.33
1.50 to 1.99	650,000	4.37	1.80	250,000	1.54

	9,285,000	3.33	1.14	8,585,000	1.01

The Company adopted a stock option plan (“the plan”) whereby the Company may grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At Sept. 30, 2007, the Company has reserved 11,194,749 common shares under the plan.

(9)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
September 30, 2007

(expressed in Canadian dollars)

6	Share capital (continued)

f)	Stock options (continued)

Options granted will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

The fair value of the options granted during the year was estimated at each grant date using the Black-Scholes option-pricing model. During the quarter ended September 30, 2007, the Company granted 300,000 five-year stock options at an exercise price of $1.95; these were granted to a consultant. Stock-based compensation costs, in the amount of $29,836 has been recognized and charged to deferred development costs with an offsetting amount recorded as a credit to contributed surplus.

The fair value of stock options granted during the three month period was estimated at each grant date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

2007
$

Risk-free interest rate	4.40%
Dividend yield	0%
Expected volatility	86%
Expected stock option life	3.5 years
Weighted average fair value of stock options granted	$1.19

g)	Contributed surplus

$
Balance - December 31, 2005	2,739,721

Fair value of options re-priced	1,100,000
Fair value of options granted	4,140,826
Fair value of 1,955,000 options exercised (note 6(b))	(1,007,982)
Balance - December 31, 2006	6,972,565

Fair value of options granted (note 6(f))	1,195,745
Fair value of options exercised (note 6(b))	(1,545,908)

Balance – Sept. 30, 2007	6,622,402

(10)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
September 30, 2007

(expressed in Canadian dollars)

7	Related party transactions

During the nine months ended September 30, 2007, the Company entered into the following transactions with directors or officers of the Company or with companies with directors or officers in common:

	2007	2006
	$	$

Management fees paid or accrued	434,380	262,974

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

8	Segmented information

The Company’s only business activity is the exploration and development of mineral reserves. This activity is carried out exclusively in Mexico.

The breakdown by geographic region for the period ended Sept. 30, 2007 is as follows:

	Canada	Mexico	Consolidated
	$	$	$

Capital assets	1,176,863	7,675,451	8,852,314
Current assets	28,165,014	1,439,903	29,604,917
Total assets	29,341,877	9,115,354	38,457,231

The breakdown by geographic region for the period ended Dec. 31, 2006 is as follows:

	Canada	Mexico	Consolidated
	$	$	$

Capital assets	149,427	1,072,400	1,221,827
Current assets	9,294,793	1,905,192	11,199,985
Total assets	9,444,220	2,977,592	12,421,812

(11)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
September 30, 2007

(expressed in Canadian dollars)

9	Foreign financial instruments

As at Sept. 30, 2007, the Company has the following foreign currency denominated financial instruments:

	Foreign	Canadian
	currency	dollar
	amount	amount
		$

Cash in United States dollars	219,586	218,774
Cash in Mexican pesos	1,745,807	159,043
Value added taxes recoverable in Mexican pesos	1,579,439	143,887
Accounts payable in United States dollars	204,250	203,494
Accounts payable in Mexican Pesos	831,767	75,774

As at December 31, 2006, the Company had the following foreign currency denominated financial instruments:

	Foreign	Canadian
	currency	dollar
	amount	amount
		$

Cash in United States dollars	1,051,211	1,225,081
Cash in Mexican pesos	947,019	102,183
Value added taxes recoverable in Mexican pesos	3,843,919	414,759
Accounts payable in United States dollars	780,963	910,135
Accounts payable in Mexican Pesos	343,981	37,116

10	Commitments

a)

The Company has entered into numerous contracts regarding development of the Boleo project. Total contractual values entered at September 30, 2007 were estimated to be $4.6 million. The amounts paid or accrued on those contracts was $2.7 million, for a remaining commitment of $1.9 million.

b)	The Company has a number of management and consulting agreements. The future commitments under these contracts as at Sept. 30, 2007 amount to:

$

2007	72,000
2008	288,000
2009	96,000

456,000

(12)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
September 30, 2007

(expressed in Canadian dollars)

10	Commitments (continued)

d)

The Company has committed to two operating leases for office space in Vancouver, expiring September 2010. The Company has also committed to two operating leases (on a month-to-month basis) for office space in Mexico City. The future minimum lease payments are as follows:

$

2007	26,000
2008	104,000
2009	104,000
2010	78,000

312,000

11	Supplemental cash flow information

	Sept. 30,	Sept. 30,
	2007	2006
	$	$

Interest received	391,251	346,618
Interest paid	-	-

The following are the non-cash investing and financing activities of the Company:

Accrued development costs	973,072

12	Significant event

On September 12, 2007 the Company entered into an underwritten commitment with Bayerische Hypo-und Vereinsbank AG, a member of the UniCredit Group (“UniCredit”) as Mandated Lead Arranger to arrange and underwrite a limited-recourse term loan facility in an aggregate principal amount of up to US$475 million (the “Term Loan Facility”), as well as a cost overrun loan facility in an aggregate principal amount of US$40 million (the “Cost Overrun Facility” and together with the Term Loan Facility, the “Facilities”) to the Company. UniCredit will be the sole arranger and underwriter of the Facilities.

The senior financing commitment has received all necessary credit approvals and is subject to finalization of due diligence and other standard terms and conditions precedent agreed to by the Company and UniCredit.

(13)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
September 30, 2007

(expressed in Canadian dollars)

12	Significant event (continued)

The proceeds of the Facilities will be used to partly finance the development, construction and working capital costs of the El Boleo project.

13	Subsequent event

On October 12, 2007 the Company received the required written consents from a majority of its shareholders to approve the $15 million brokered private placement first announced on September 13, 2007 (note 6 (c)(ii)).

(14)